EXHIBIT 21
SUBSIDIARIES OF QLT Inc.
The following are the subsidiaries of QLT Inc. as of December 31, 2010, omitting those subsidiaries which, considered in the aggregate, would not constitute a significant subsidiary:
QLT Plug Delivery, Inc., organized under the laws of Delaware.
QLT Therapeutics, Inc., organized under the laws of Delaware.
QLT Ophthalmics, Inc., organized under the laws of Delaware.